

Mail Stop 7010

May 14, 2009

via U.S. mail and facsimile

Larry W. Seay, Chief Financial Officer
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, Arizona 85255

      RE: Meritage Homes Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               File No. 1-9977

Dear Mr. Seay:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                          Sincerely,

                          Terence O'Brien
                          Accounting Branch Chief